UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                          AMENDMENT NO 1 TO FORM 10-SB

               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
               SMALL BUSINESS ISSUERS Under Section 12(b) or
                (g) of the Securities Exchange Act of 1934

                          General Telephony.com, Inc.
             --------------------------------------------------
               (Name of Small Business Issuer in its charter)

              Nevada                             91-2007477
   -------------------------------     ------------------------------
   (State or other jurisdiction of     I.R.S. Employer Identification
   incorporation or organization)      Number


    14601 Bellaire Blvd., Suite 338, Houston TX           77083
   --------------------------------------------       -------------
      (Address of principal executive offices)          (zip code)


                             (281) 564-6418
       ---------------------------------------------------------
                      Issuer's Telephone Number

     Securities to be registered under section 12(b) of the Act:


     Title of Each Class            Name on each exchange on which
     to be registered               each class is to be registered

     --------------------------    --------------------------------

     --------------------------    --------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,011,300 issued and outstanding as of September 30, 2000. Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued nor outstanding as of September 30, 2000.

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

General Telephony.com, Inc., a new pay telephone  service company
("General Telephony.com, Inc." or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies;
(iii) the pay telephone services industry; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on predictable trends in the pay telephone industry, the Company's inexperience with running a pay telephone service organization, potential fluctuations in quarterly operating results and expenses, the inherent risks of running a business that includes equipment placed in varied unsupervised locations, government regulation, technological change and competition.

The accompanying information contained in this Registration including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT


Part I   .........................................................  4

Item 1.  Description of Business..................................  4
Item 2.  Management's Discussion and Analysis or Plan of
         Operation................................................ 16
Item 3.  Description of Property.................................. 17
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 18
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 19
Item 6.  Remuneration of Directors and Executive
         Officers................................................. 21
Item 7.  Certain Relationships and Related Transactions........... 21

Part II  ......................................................... 22

Item 1.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters.............. 22
Item 2.  Legal Proceedings........................................ 22
Item 3.  Recent Sales of Unregistered Securities.................. 22
Item 4.  Description of Securities................................ 22
Item 5.  Indemnification of Directors and Officers................ 23

Part F/S ......................................................... 25

Item 1.  Financial Statements..................................... 25
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure.....................  25

Part III ........................................................  28

Item 1.  Index to Exhibits.......................................  28
Item 2.  Description of Exhibits.................................  28
Signatures.......................................................  29

The following Registration is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes related thereto appearing elsewhere in this Registration. Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "General Telephony.com, Inc." refer to General Telephony.com, Inc., a Nevada corporation.

                                  Part I

Item 1.  Description of Business

A.  Business Development, Organization and Acquisition Activities

General Telephony.com, Inc., a pay telephone service company, hereinafter referred to as "General Telephony.com, Inc." or the "
Company" or the "Registrant", was organized by the filing of Articles of Incorporation with the Secretary of State of the State of Nevada on November 12, 1999.

The Company is a development stage pay telephone service company which plans to provide management for the collection of pay telephone coin revenues.

The Company was incorporated on November 12, 1999 (Nevada file number C28250-1999) under the name General Telephony.com, Inc. On November
15, 1999, founding shareholders purchased 1,800,000 shares of the company's authorized but unissued treasury stock at a price of $0.001 per share. On December 5, 1999, the Company completed a Private Placement Offering 840,000 shares to six (6) investors, pursuant to Regulation D, Rule 506 of the Securities Act of 1933. The Company filed an original Form D with the Securities and Exchange Commission.

On May 31, 2000, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 371,300 shares of its $.001 par value common stock at $.05 per share for cash of $18,565 to approximately fifty unaffiliated shareholders of record. This 504 Offering received prior approval from the Nevada Secretary of State, Securities Division. The Company filed an original Form D with the Securities and Exchange Commission.


B. Business of Issuer

1)  Principal Products, Services, and Principal Markets

The Company plans to provide management for the collection of pay telephone coin revenues including the repair and maintenance of existing pay telephone equipment, and the installation of new equipment. As well, it will evaluate the profitability of prospective pay telephone locations and the removal and/or relocation of such equipment as necessary.

The market that General Telephony.com, Inc. plans to target is the city of Houston, Texas, where the company is headquartered, and a radius of 100 miles around Houston. Once it has established this foothold, the Company will expand its horizons to include larger portions of the state of Texas and surrounding states, from which territory it can perfect its replicable techniques, link with other regions, and establish a national presence.

The Pay Telephone Service Industry was substantially transformed in 1996-97 when the FCC, as part of its deregulation efforts in the telecommunications industry as a whole, further deregulated payphones for further background information, see "Scope of Competition in Telecommunications Markets of Texas, the 1999 report to the 76th Congress of Texas by the Public Utilities Commission of Texas ("PUCT")", available through the Commission's website. In particular, see the FCC's Payphone Orders, Report and Order (FCC 96-388, September 20,
1996) and Order on Reconsideration (FCC 96-439, November 8, 1996, as well as implementation orders put in place by the PUCT.) These changes removed state rate caps on the price of local phone calls and allowed providers to charge for directory assistance calls from a payphone. New rates for local calls from payphones range from 35 cents to $1.00. Additionally, private payphone owners are now allowed to charge long-distance carriers for calls placed to the long-distance company's toll free numbers from payphones. This so-called "dial-around" compensation for payphone owners was one of the most controversial aspects of the FCC's payphone order. The FCC found that payphone owners should be compensated for the use of the instrument for each and every completed call. After setting a rate and having it appealed a the Circuit Court of the District of Columbia by several long-distance carriers, the Court determined that the appropriate rate of compensation should be 28.4 cents for each completed call. Carriers are required to compensate the payphone owner 28.4 cents for each completed call from a payphone and are passing this cost through to either the person using the credit card or to the "800" number subscriber.

This action, of course, has had a dramatic effect on the potential profitability of pay telephone management services and has opened up opportunities for smaller companies like General Telephony.com, Inc. The opportunity to set rates is an obvious advantage as it provides the flexibility to create a profitable business. Calls to Information are frequent and provide additional revenues. But perhaps most important, given the number of credit card customers who now access their long-distance provider using an 800 or other toll-free number, the ability to charge long-distance carriers for all those calls placed on the Company's equipment opens another major profit center.

Houston, Texas, the Company's target area, is the fourth-largest city in the United States. Though its economy was dramatically impaired by the world-wide oil crisis of the early-80's, its economy has improved steadily ever since and its current rates of employment and economic activity are impressive and mark over fifteen years of continuous growth. According to the U.S. Census Bureau, Harris County, the county that includes Houston and the area surrounding it, is the third largest county in the United States with a population of 3,250,404 people and is 1,788 square miles in area. It has some 1.5 million payphones.

In 1996, the Federal Communications Commission (FCC) determined that all local exchange company ("ILEC") payphones would be deregulated and removed from the ILEC's investment base, and that the rates for local services from payphones must be deregulated. The impact of the FCC's decision on Texas consumers is still evolving. While the number of local exchange company ("ILEC")-provided payphone lines steadily decreased during the last data period, the number held steady during the next period. The portion of the market shown to be held by non-ILEC providers is artificially low, however, because this data set did not include payphone service providers
("PSP") on a comprehensive basis.

Furthermore, in 1995 the total revenue from local exchange company
("ILEC") payphones was $135,440,523. and that of non-ILEC payphones was $293,233. or 0.22% of the total revenues. In 1996, the ILEC revenue was $138,824,311. and that of non-ILEC payphones was $329,816. or 0.24%.
In 1997, the total was $182,119,540. and the non-ILEC payphones' revenues had grown to $685,162. or 0.37% of the total, indicating steady growth of non-ILEC, that is to say, privately-managed pay telephones. It is relatively difficult to get accurate figures; the Southwestern Bell System, for example, considers these data to be "proprietary," and refuses to divulge even the number of its payphone sites, let alone specifics about their locations or profits. This protection of statistical information to rearch accurate figures speaks powerfully to the vulnerability the ILEC provider(s) feel as deregulation opens up more opportunities to small private providers like the Company.

Competition for small (less than 300 payphones) companies is relatively nonexistent due to the capital requirements and time involved in running a successful operation. Typically, one or two family members own small companies and share the responsibilities for the upkeep of their equipment. A common complaint by the owners of this type of business entity is that they have little time to devote to the management of pay telephones because they do not have sufficient capital to acquire additional locations and invest in operable equipment, and; they are not interested in becoming involved on a full time basis.

From their experience running a small operation in Houston, the founders of the Company have discovered that one or two-person crews can install or remove equipment at 4-to-6 locations per day provided the constraints of the sites are minimal. One coin retrieval agent is able to collect coin revenues on 45-to-60 phones per day, and report any maintenance requirements for each location. A site locator is able to canvas a geographical sector within 4 to 5 days generating location contracts at approximately 20-to-25 new sites. One central office manager can coordinate routes, assign maintenance problems, answer pay telephone user questions or problems, program pay telephone equipment via computer, analyze quarterly dial-around compensation reports, evaluate the effectiveness of long-distance carrier operations and revenues generated thereon, and maintain nightly polled telephone detail. Once 300 pay phones are under management, another maintenance person is required and once there are 600 both a maintenance/sales person and an office assistant become necessary. Growing in this simple way with careful planning and a knowledge of how and where to solicit new pay phone sites and contracts for multiple phones at the sites of larger customers (like those in shopping malls and in gated communities) the Company plans to hone and develop a model for running a successful pay telephone enterprise that will be teachable to others around the country whose regions can ultimately be linked in a pay telephone service system that can claim a substantial share of a multi-billion dollar industry.

Management believes that the average gross revenue per unit is forecast at $1,004 annually. The Company's management hopes to create a business with positive numbers able to be serviced by a relatively small workforce. The target number of 600 payphones will themselves produce a business grossing over $600,000 dollars annually. As the Company plans to penetrate the greater Houston area and Harris County and then expands into East and Coastal Texas, it will raise its annual revenues to a million dollars annually if it can reach 1,000 payphone sites from which point it can expand arithmetically and greatly increase this figure.

Among other expansion strategies being considered, the Company plans to develop a training program in how to run a solid pay telephone services company so that other people looking to run a small business can learn how to apply a similarly successful enterprise in their own area, one that can be run efficiently and effectively by relative novices in the business field, if they, like the founders, have enough desire, motivation, talent and determination to succeed. This will also be useful in creating links with other similar and allied service providers around the country as these smaller operations begin to be implemented by entrepreneurs trained by and potentially in continuing contact with the Company through a voluntary mentoring program. The training and continuing support programs will themselves provide an additional profit center, as they will include fees for start-up and consulting services.

These start-up courses can be marketed with short radio spots and infomercials with campaigns that might carry such messages as, "Find your way to financial independence with a small business that you can do in your spare time until it grows." It would aim to attract enterprising couples and families, especially large families with lots of teenage manpower; parents will be attracted to such an enterprise because it teaches responsibility and helps finance college, etc. As stated above, the Company would then seek to help the smaller start-ups with e-mail and websites available to subscribers on a General Telephony.com website that would link them to each other for support purposes and to the Company's central offices. Salaries for training and support staff would come from fees paid by subscribers and would therefore make this part of the Company self-supporting. Thus a confederation of small independent companies would be created over time linked by loyalty and gratitude as well as by the kinds of ongoing connections that have proved to be so powerful in other grass roots businesses such as those centered around multi-level marketing.

2)  RISK FACTORS

(a)  LIMITED OPERATING HISTORY

The Company has a limited operating history having been incorporated in the State of Nevada on 12, 1999. Activities to date have been limited primarily to organization, initial capitalization, establishing an appropriate operating facility in Houston, Texas and commencing with initial operational plans. The Company has yet to generate any revenues. As of the date of this offering circular, the Company has developed a business plan, established administrative offices and started to identify prospective customers for the collection of pay telephone coin revenues, repair and maintenance of existing pay telephone equipment.

The Company has a limited operating history and must be considered to be a developmental stage company. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all of the risks inherent in any new business and especially with a developmental stage company. These risks include, but are not limited to, competition, the absence of an operating history, the need for additional working capital, and the possible inability to adapt to various economic changes inherent in a market economy. The likelihood of success of the Company must be considered in light of these problems, expenses that are frequently incurred in the operation of a new business and the competitive environment in which the Company will be operating.


(b)  ANTICIPATED LOSSES FOR THE FORESEEABLE FUTURE

The Company has prepared audited financial statements as of September 30, 2000, reporting that the Company is in its developmental stages. Its ability to continue to operate as a going concern is fully dependent upon the Company obtaining sufficient financing to continue its development and operational activities. The ability to achieve profitable operations is in direct correlation to the Company's ability to raise sufficient financing. It is important to note that even if the appropriate financing is received, there is no guarantee that the Company will ever be able to operate profitably or derive any significant revenues from its operation. The Company could be required to raise additional financing to fully implement its entire business plan.

It is also important to note that the Company anticipates that it will incur losses and negative cash flow over the next twelve (12) to twenty-four (24) months. There is no guarantee that the Company will ever operate profitably or even receive positive cash flows from full operations.

(c)  DEPENDENCE ON CONTINUED USE OF PAY TELEPHONES

This business plan and all the Company's plans for profitability and success are dependent on the continued use (and even growth) of the pay telephone industry. Along with all the other massive changes in the telecommunications and the phone system has been added a new technological change that can have a marked effect on the Company's prospects: the cell phone. As more people have their own portable means of being in telephone contact with the open other people in their business and personal lives, their need for public telephone sites will correspondingly shrink in ways that could fatally reduce demand for pay telephone management companies such as our own. No assurances exist that this will remain a viable industry, let alone business.


(d)  POSSIBILITY THAT DEREGULATION MAY NOT CONTINUE TO OPEN THE PAYPHONE MARKET

The Company's plans to succeed in establishing a presence in Houston and then moving out from there depends entirely upon Federal decisions that have for a number of years favored the dramatic opening of the former telephone monopoly to the open market. If this political climate should change, it is possible that government activities in this area could either shift away from continuing deregulation or become hostile to small companies trying to maximize their profits in a market that is still in many ways forced into providing services at little or no cost to average consumers. No assurances can be given that the good economic indicators evident up to now will remain positive over the next few years.

Moreover, the good economic news the country has been generating for the past eight or so years may not continue sufficient to support the growth of the industry. Payphone services are now rising with the rising tide of economic good times; there are no guarantees that this "high tide" will continue to rise; nor that interest rates favoring new businesses will remain available.

(e)  RISK OF EQUIPMENT AND PROPERTY LOSSES AND FAILURES

A part of the business of managing pay telephone sites involves the maintenance of the actual physical telephones and phone booths that customers need to be able to access our public telephone service. Security problems with payphone locations are of course major concerns for the pay telephone management industry. Time and money are drained by vandalism, by graffiti defacement of sites, by thievery if assets are broken into, and in all sorts of other ways relating to the usability and the popularity of public telephone sites.

Furthermore as phone service is necessary all over the city and in all sorts and types of rural locations, it is often necessary to place company property (and therefore company assets) in all variety of neighborhoods and city locations, at least some of which are in higher crime areas or in areas where they are more vulnerable to malicious mischief. Security for the Company's phones and locations is impractical, and extra personnel to patrol or to canvass them also involves added expense should the problem grow out of hand.
The Company has no guarantee that in expanding it will not also put equipment in jeopardy in ways that could substantially affect the Company's profitability. There is no guarantee that it can keep locations desirable for potential customers, and no guarantee that it will be able to keep on top of the constant need for maintaining sites if the plans in place concerning maintenance needs should prove to be inadequate.

In the related matter of property loss or loss of revenue due to equipment failures, the potential damage to the company's profitability is also substantial. This of course includes the expenditures related to replacing or repairing faulty equipment; as well as the possibility that failures or slowdowns in the communication grid could greatly decrease revenues from pay telephone sites in large areas of the company's target area.

(f)  COMPETITION

As stated above, competition for small (less than 300 payphones) companies is relatively nonexistent due to the capital requirements and time involved. Typically, one or two family members who share the responsibilities for the upkeep of their equipment own small companies. A common complaint by these type entities is that they have little time to devote to the business of pay telephones because they: 10 do not have sufficient capital to acquire additional locations and invest in operable equipment; and, 2) are not interested in becoming involved on a full time basis. Larger companies may or may not have their own maintenance crews, but would also be candidates for the proposed services outlined here as the principals have the primary desire of growing their business through mergers/acquisitions and locating new payphone sites

By the same token, larger companies and particularly Southwestern
Bell, the service provider for the Houston area3/4should they decide to aggressively pursue a campaign designed to increase their market share vis-a-vis pay telephones, could significantly affect the Company's plans to expand and to grow its share of the market. Because of their size and name recognition and general clout, these companies have resources that General Telephony.com, Inc., a small start-up company, could never hope to match, and with which they could effectively quash its bid to establish itself.

(g)  POSSIBLE INABILITY TO FIND SUITABLE EMPLOYEES.

The Company currently relies exclusively upon the services and expertise of David D. Selmon, Jr. and Melissa Fernandez, its two Officers and only employess. In order to implement the aggressive business plan of the Company, management recognizes that additional staff will be required.
The president and secretary are the only personnel at the outset and until 300 payphones are under management. One maintenance member will be added at the acquisition of a contract for the next 50 payphones and another will be added when the company has 600 payphones under management. The secretary can manage the office functions and pay telephone equipment programming until 600 payphones are managed which will require an office assistant to be hired. To properly support the marketing, sales, general management, and support functions of the Company, the Company will eventually need to hire field maintenance crews, sales staff and an office assistant.

No assurances can be given that the Company will be able to find suitable employees that can support the above needs of the Company or that these employees can be hired on terms favorable to the Company.

(h) LACK OF EXPERIENCE ON THE PART OF MANAGEMENT

As stated above, the Company currently relies exclusively upon the services and expertise of David D. Selmon, Jr. and Melissa Fernandez (brother and sister). However, neither David D. Selmon, Jr., nor Melissa Fernandez are experienced in the pay telephone industry, which results in a substantial handicap in their being able to establish credibility in the industry that the Company seeks to enter. They are also relatively young (Mr. Selmon is 23, and Mrs. Fernandez is 20) and lack experience in the business world. Especially in a climate so filled with changes that even seasoned business people are sometimes hard-pressed to stay abreast of them, this could cause problems if quick decisions need to be made when facing unforeseen or difficult situations.

It may prove to be too great a challenge, given all the other factors listed here, for the Company to establish itself sufficiently to become a viable business. It may develop that the business plan is flawed in some way hard for management to correct because of its lack of specific expertise. And though they consult with others who have more breadth of exposure to these practical details, it may yet happen that this advice itself will prove to be ineffective when and if difficulties arise.

(i)  EXPANSION PLANS MAY PROVE UNWORKABLE

Though the Company is committed to the plan stated above and has great confidence in its ability to establish itself and then expand its influence, there is no guarantee that it will in fact be able to achieve its goals. As it is still a small operation run primarily by two related individuals, even its first steps to establish itself more firmly as a viable organization in Houston, Texas may prove to be beyond its capacity to achieve. Once at the level described above (600 payphones under contract), it may not be able to grow to the next goal which would require a more sophisticated organization. Even if it is successful in Houston, it may prove unable to expanding into the 1o mile radius around the city that is its next target. And once it achieves that goal with a greatly expanded number of telephones under its umbrella, its plan to include in its territory more of Texas, Southwestern Louisiana, and parts of Oklahoma may not be something it can so readily do.

Furthermore, its plans to train other entrepreneurs and continue to offer them consulting support in exchange for fees and for networking links to other parts of the country may not actually develop into a working blueprint. The pay telephone service industry may not have sufficient draw for starter-uppers because of the relatively more "modern" and "high-tech" cellular phone industry which is perceived by many as the death knoll of payphone service. It may be impossible to find enough motivated individuals, couples, or families to make the training and networking part of the company work. No guarantees can be offered as to the soundness of this idea. The carryover from other industries in which versions of it have worked will not translate into the payphone service industry. The deregulation of the payphone system will not open the payphone management market sufficiently to make it viable for new business owners without much experience to successfully negotiate the always-difficult first three to five years of a start-up. Potential investors should consider carefully the feasibility of the expansion plans explained above.

(j)  POTENTIAL DIFFICULTY FINDING ENROLEES FOR ITS TRAINING PROGRAM

The ideas being developed to help others start their own pay telephone service business might be an excellent idea that does not actually catch on with the people who would pay for training and then for ongoing consultive support and enrollment in a website where questions could be answered and support from other entrepreneurs in the same industry could be found. The use of a website to "link" people through their computers has worked in other industries and environments but that does not imply in any way that it will work in this instance.

(k)  POTENTIAL FLUCTUATION IN OPERATING RESULTS; QUARTERLY FLUCTUATIONS

The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside
the Company's control. See "--Limited Operating History."   As a
strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions or acquisitions that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition.

(l)  LACK OF CASH DIVIDENDS.

The Company has not paid any cash dividends on the Common Shares to date, and there can be no guarantee that the Company will be able to pay any cash dividends on the Common Shares in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no guarantee, will be directly dependent upon earnings of the Company, its financial requirements and other factors that are not determined. (See "CAPITALIZATION")

(m)  INABILITY TO ATTRACT FUTURE INVESTORS

As stated above, the Company does not currently have capital sufficient to enact all its plans. Ultimately, the Company will have to acquire more capital to bring its plans into reality. If it cannot attract investors willing to invest on its current accomplishments, results and vision of the future, it will be unable to maintain its status as a going concern. If unable to attract investor capital, it will neither be able to afford more phone sites nor afford more equipment to place in them. For any of the reasons listed here, investor money may freeze up and force the Company to shut its doors.

(n)  GOVERNMENT REGULATION.

Although the Company plans on obtaining all required federal and state permits, licenses, and bonds to operate its facilities, there can be no assurance that the Company's operation and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

(o)  POSSIBLE LIABILITY FOR SERVICE PROVIDED.

There is no guarantee that the level of coverage secured by the Company will be adequate to protect the Company from risks associated with claims that exceed the level of coverage maintained. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for service liability.

(p)  RISKS ASSOCIATED WITH NEW CAMPAIGNS AND ATTEMPTS TO EXPAND

There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts will maintain or increase overall market acceptance.
Furthermore, any concerted but unsuccessful attempts by the Company to find new pay telephone sites or to expand its base beyond Houston could damage the Company's reputation and diminish the value of its name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, that could strain the Company's management, financial and operational resources.
The lack of market acceptance of the Company's services could result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.


(q)  RISKS ASSOCIATED WITH ACQUISITIONS

If appropriate opportunities present themselves, the Company would acquire businesses, technologies, services or product(s) that the Company believes are strategic and would help it to expand its pay telephone sites or the regions within which it operates.

The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product(s) into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized.

Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any future acquisitions of other businesses, technologies, services or product(s) might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

(r)  Impact on Environmental Laws

As the Company is involved in servicing and installing pay phones, it does not expect to have any impact on environmental laws.

(s)  Employees

The Company currently has two (2) employee: one President and one Secretary, who are brother and sister. Until the Company can grow and generate revenues, the Company does not plan on adding any new employees for at least the next year.

(t)  Year 2000 Issue

The Company's business does not currently utilize any electronic processing systems and therefore is not directly at risk for having systems that will not recognize the Year 2000 ("Y2K") or treat any date after December 31, 1999 as a date during the twentieth century. However, no assurances can be given that the Company will be able to avoid all Y2K problems, especially those that might originate with third parties with whom the Company transacts business, such as financial institutions, and the Company has not undertaken any investigation to determine the Y2K readiness of such parties. If the Company, or any third party with whom the Company does business were to have a Y2K problem, the business of the Company could be disrupted and the Company's financial condition and results of operations could be materially adversely affected.

Item 2.  Management's Discussion and Analysis or Plan of Operation

A.  Management's Plan of Operation

The Company was formed on November 12, 1999, under the laws of the State of Nevada.

On November 15, 1999, the Company issued 1,800,000 shares of its $.001 par value common stock for cash of $1,800.

On December 5, 2000, the Company issued 840,000 shares of its $.001 par value common stock at $.05 per share for cash of $42,000 to six investors, pursuant to Regulation D, Rule 506 of the Securities Act of 1933. The Company filed an original Form D with the Securities and Exchange Commission.

On May 31, 2000, the Company issued 371,300 shares of its $.001 par value common stock at $.05 per share for cash of $18,565 to approximately fifty unaffiliated shareholders of record. The shares were issued pursuant to a Securities and Exchange Commission Rule 504 offering. The Company filed an original Form D with the Securities and Exchange Commission.

The Company plans to provide management for the collection of pay telephone coin revenues including the repair and maintenance of existing pay telephone equipment, and the installation of new equipment. As well, it will evaluate the profitability of prospective pay telephone locations and the removal and/or relocation of such equipment as necessary. At some point in the future, the Company plans to set up a website, where sales and be tracked and service provided. However, the Company does not have the resources to establish this website at this time.

Initially, the market that General Telephony.com , Inc. plans to target is the city of Houston, Texas, where the company is headquartered, and a radius of 100 miles around Houston. Once it has established this foothold, the Company will expand its horizons to include larger portions of the state of Texas and surrounding states, from which territory it can perfect its replicable techniques, link with other regions, and establish a national presence. Management recognizes that the Company needs to be further capitalize before it can initiate its business plan.

As stated in Financial Footnote #5 ("Going Concern") the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. "Without realization of additional capital, it
would be unlikely for the Company to continue as a going concern."   It is,
however, the intent of the Company to seek to raise additional capital via a private placement offering pursuant to Regulation "D" Rule 505 or 506 or a private placement.

The Company does not have any preliminary agreements or understandings between the company and its stockholders/officers and directors with respect to loans or financing to operate the company. The Company currently has no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms. As of September 30, 2000, the Company has yet to generate any revenues. In addition, the Company does not expect to generate any revenues over the next approximately twelve to twenty-four months.

(ii) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(iii) Management believes that the Company's future growth and success will be largely dependent on its ability to place pay phone systems in high foot traffic areas.

The Company has not incurred any research and development costs from November 12, 1999 (date of inception) through September 30, 2000. Any research activities are not expected to be borne by any of the Company's customers, of which there are none, but rather by the Company.

(iv) The Company does not expect to purchase or sell any of its facilities or equipment.

(v) Management does not anticipate any significant changes in the number of its employees over the next approximately twelve (12) months.

B.  Segment Data

As of September 30, 2000, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.  Description of Property

A.  Description of Property

The Company's corporate headquarters are located at: 14601 Bellaire Blvd., Suite 338, Houston TX 77083, phone: (281) 564-6418. The office space is provided by the officer of the Company at no cost to the Company.

B.  Investment Policies

The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the Company does not intend to make such investments in the near future.

Item 4.  Security Ownership of Management and Certain Security Holders

A.   The following table sets forth information concerning stock ownership of
(i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock of the Company. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

                                                   Amount
Title     Name and Address                         of shares             Percent
of        of Beneficial                            held by    Date        of
Class     Owner of Shares          Position        Owner      Purchased   Class
--------------------------------------------------------------------------------

Common    David D. Selmon, Jr.(1)  President/Director  900,000  11/15/99  29.9%

Common    Melissa Fernandez(2)     Secretary/Director  900,000  11/15/99  29.9%

Common    Frank Fisher(3)          Shareholder         420,000  12/05/99  13.9%
-------------------------------------------------------------------------------
Totals:                                              2,220,000            73.7%

Common   All Executive Officers and
         Directors as a Group (2 persons)            1,800,000            59.8%

The percentages listed in the Percent of Class column are based upon 33,011,300 outstanding shares of common stock, which will be the number of outstanding shares of Common Stock as of the Effective Date.



(1)  David D. Selmon, 14601 Bellaire Blvd, Suite 338, Houston, TX  77083.
(2) Melissa Fernandez, (married name) formerly Melissa Selmon, 14601 Bellaire Blvd, Suite 338, Houston, TX 77083.
(3)  Franklin Fisher, Jr. 5433 Westheimer, Suite 500, Houston, TX  77056
     This includes the 140,000 shares of Common Stock beneficially owned by International Fluid Dynamics, which is controlled by Mr. Fisher, and also includes 1400,000 shares of Common Stock beneficially owned by TCA Investments, Inc., which is controlled by Mr. Fisher.


B.  Persons Sharing Ownership of Control of Shares

    No persons other than David D. Selmon, Jr., Melissa Fernandez, or Franklin Fisher own shares or the power to vote five percent (5%) or more of the Company's securities.

C.  Non-voting Securities and Principal Holders Thereof

    The Company has not issued any non-voting securities.

D.  Options, Warrants and Rights

    There are no options, warrants or rights to purchase securities of the Company.

E.  Parents of the Issuer

    Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.   Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:


Name                         Age           Position
------------                 ---      -------------------------------
David D. Selmon, Jr.         23       President, Chief Executive
                                      Officer, Chief Financial
                                      Officer, and Director
Melissa Fernandez            20       Secretary, Director


B.  Family relationships

The Company's two Officers/Directors are brother and sister.

C.  Work Experience

David D. Selmon, Jr.

The Company is managed and led by David D. Selmon, Jr. Mr. Selmon, Jr., spent the past 4 years in the United States Marines. He was responsilbe for the unit's motor pool maintenance as well as being in charge of a seven (7) man squad to include their military readiness and attitude. He is currently employed at Dave and Buster's Restaurant as a part time bartender.
Mr. Selmon plans to devote 20-25 hours per week to his position as President of General Telephony.com, Inc. He is currently enrolled at Houston Community College.

Melissa Fernandez (married name, formerly Melissa Selmon)

Melissa Fernandez is currently employed at Berryhill's restaurant in Houston as a cashier. She has helped manage nightclubs and other entertainment facilities. She curently helps manage the computers used in retrieving daily data from the Company payphone business (68 phones) and is responsible for programming the phones when necessary. Mrs. Fernandez plans to devote 15-25 hours per week to Her position as Secretary of General Telephony.com, Inc. She is currently enrolled at Houston Community College.

D.   Involvement on Certain Material Legal Proceedings During the Last Five
     Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.  Executive Compensation

(i) Remuneration of Directors and Executive Officers

The Company currently does not have employment agreements with its executive officers. The executive officers will not draw any salary from the Company, and the Company - in order to prudently manage its limited financial resources - does not plan on compensating its executive officers for their present services rendered to the Company for the foreseeable future (See Item 5
(C) "Work Experience").

(ii)  Compensation of Directors

There were no arrangements pursuant to which any director of the Company was compensated for the period from November 12, 1999 (date of inception) to September 30, 2000 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.

Item 7.      Interest of Management and Others in Certain Transactions

Because of the Company's development stage nature and its relatively recent inception, November 12, 2000, the Company has no relationships or transactions to disclose.

                                 Part II

Item 1.   Legal Proceedings

The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.   Market for Common Equity and Related Stockholder Matters

A.  Market Information

(1) The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future. In addition, being a start-up, there is no fiscal history to disclose.

(2)(i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

(ii) There is currently no common Stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.   Dividends

The Company has never paid or declared any dividend on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

C.  Holders

As of September 30, 2000, the Company has approximately sixty (60) stockholders of record.

D.  Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120 (702) 361-3033.

Item 3.  Recent Sales of Unregistered Securities

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On November 15, 1999, the Company issued 1,800,000 shares of its $.001 par value common stock for cash of $1,800.

On December 5, 2000, the Company issued 840,000 shares of its $.001 par value common stock at $.05 per share for cash of $42,000 to six unaffiliated investors. The shares were issued pursuant to a Securities and Exchange Commission Rule 506 offering. The Company filed an original Form D with the Securities and Exchange Commission.

On May 31, 2000, the Company issued 371,300 shares of its $.001 par value common stock at $.05 per share for cash of $18,565. The shares were issued pursuant to a Securities and Exchange Commission Rule 504 offering, and a Registration to sell 504 shares was issued by the Nevada Secretary of State Security Division. The Company filed an original Form D with the Securities and Exchange Commission.


Item 4.  Description of Securities

A.  Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

ii. Voting Rights - Each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi.  Redemption rights - no redemption rights exist for shares of common stock.

vii. Sinking Fund Provisions - No sinking fund provisions exist.

viii. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this registration statement.

(2)  Potential Liabilities of Common Stockholders to State and Local
    Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.  Debt Securities

The Company is not registering any debt securities, nor are any outstanding.

C.  Other Securities To Be Registered

The Company is not registering any security other than its Common Stock.

Item 5.  Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Article VI of the Articles of Incorporation states: "A director or officer of the Corporation shall not be personally liable to this Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve international misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of the Article by stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts of omissions prior to such repeal of modification."

Article VII of the Articles of Incorporation states: "Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article."

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a) General Telephony.com, Inc.

                                                                  Page
Financial Statements

  Report of G. Brad Beckstead, CPA                                 F-1

  Balance Sheet as of September 30, 2000                           F-2

  Statement of Operations for the period from
       November 12, 1999 through September 30, 2000                F-3

  Statement of Stockholder's Equity for the period from
       November 12, 1999 through September 30, 2000                F-4

  Statement of Cash Flows for the period from
       November 12, 1999 through September 30, 2000                F-5

  Notes to Financial Statements                                    F-6-7




b) Interim Financial Statements are not provided at this time as they are not applicable at this time.

c) Financial Statements of Businesses Acquired or to be acquired are not provided at this time, as they are not applicable at this time.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         None --  Not Applicable.

                         General Telephony.com, Inc.
                        (A Development Stage Company)

                                Balance Sheet
                                    as of
                             September 30, 2000

                                     and

                           Statements of Income,
                          Stockholders' Equity, and
                                 Cash Flows
                               for the period
                        November 12, 1999 (Inception)
                           to September 30, 2000

                               TABLE OF CONTENTS
                               -----------------


TABLE OF CONTENTS


                                                                     PAGE
                                                                     ----
Independent Auditor's Report                                         F-1

Balance Sheet                                                        F-2

Income Statement                                                     F-3

Statement of Stockholders' Equity                                    F-4

Statement of Cash Flows                                              F-5

Footnotes                                                            F-6-7

                                     27

G. BRAD BECKSTEAD
-------------------------------
Certified Public Accountant
                                                 330 E. Warm Springs
                                                 Las Vegas, NV 89119
                                                 702.528.1984
                                                 425.928.2877 (efax)

INDEPENDENT AUDITOR'S REPORT


October 4, 2000

Board of Directors
General Telephony.com, Inc.
Las Vegas, NV

I have audited the Balance Sheet of General Telephony.com, Inc. (the
"Company") (A Development Stage Company), as of September 30, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period November 12, 1999 (Date of Inception) to September 30, 2000.
These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of General Telephony.com, Inc., (A Development Stage Company), as of September 30, 2000, and its related statements of operations, equity and cash flows for the period November
12, 1999 (Date of Inception) to September 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ G. Brad Beckstead
-----------------------
G. Brad Beckstead, CPA

                                      F-1


                        General Telephony.com, Inc.
                       (A Development Stage Company)

                               Balance Sheet
                            September 30, 2000


BALANCE SHEET

Assets
Cash                                                     $  48,251
                                                         ---------

Total Assets                                             $  48,251
                                                         =========

Liabilities and Stockholders' Equity

Common stock, $0.001 par value,
      20,000,000 shares authorized; 3,011,300
      shares issued and outstanding
      at 9/30/00                                             3,011

Additional paid-in capital                                  59,354

Deficit accumulated during development stage               (14,114)
                                                          ---------
   Total Stockholders' Equity                               48,251
                                                          ---------
Total Liabilities and Stockholders' Equity                $ 48,251
                                                          =========



See accompanying Independent Auditor's Report and notes to financial statements.

                        General Telephony.com, Inc.
                       (A Development Stage Company)

                             Income Statement
                              For the period
                  November 12, 1999 (Date of Inception) to
                           September 30, 2000


INCOME STATEMENT


                                                November 12, 1999
                                               (Inception) to
                                                September 30, 2000
                                                -------------------
Revenue                                           $         -0-

       General and administrative expenses             (14,114)
                                                    -----------

       Net loss                                     $  (14,114)
                                                    ===========

    Weighted average number of
    common shares outstanding                        3,011,300

    Net loss per share                              $      -0-
                                                    ===========



See accompanying Independent Auditor's Report and notes to financial statements.

                        General Telephony.com, Inc.
                      (A Development Stage Company)

               Statement of Changes in Stockholders' Equity
                             For the period
                 November 12, 1999 (Date of Inception)
                         to September 30, 2000


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                   Deficit
                     Common Stock                  Accumulated
                     ------------      Additional  During       Total
                                       Paid-in     Development  Stockholders'
                    Shares  Amount     Capital     Stage        Equity
                    ---------------------------------------------------------
November 15, 1999
Founders shares
issued
for cash            1,800,000   $1,800     $   -0-    $   -0-  $ 1,800

December 5, 1999
Shares issued
for Cash
pursuant to
Rule 506
Offering              840,000      840      41,160              42,000

May 31, 2000
Shares issued
For cash
Pursuant to Rule
504 Offering          371,300      371      18,194              18,565

Net Loss,
Nov. 12, 1999
(inception) to
Sept 30, 2000                                        (14,114)  (14,114)
                 --------------------------------------------------------
Balance as of
Sept 30, 2000       3,011,300   $3,011     $59,354  $(14,114)  $48,251
                 ========================================================


See accompanying Independent Auditor's Report and notes to financial statements.

                      General Telephony.com, Inc.
                      (A Development Stage Company)

                        Statement of Cash Flows
                            For the period
                November 12, 1999 (Date of Inception)
                       to September 30, 2000


STATEMENT OF CASH FLOWS



CASH FLOWS USED BY OPERATING ACTIVITIES
Net loss                                           (14,114)
                                                   --------


Net cash used by operating activities              (14,114)
                                                   --------


CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used by investing activities                   -0-
                                                   --------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of capital stock                             3,011

Additional paid-in capital                           59,354
                                                    -------

Net cash provided by financing activities            62,365
                                                    -------

Beginning cash                                          -0-
                                                    -------

Ending cash                                          48,251
                                                    =======


NON-CASH TRANSACTIONS

Interest expense                                        -0-
Income taxes                                            -0-



See accompanying Independent Auditor's Report and notes to financial statements.

                            General Telephony.com, Inc.
                            (A Development Stage Company)
                                   Footnotes
                              September 30, 2000

Note 1 - History and organization of the company

The Company was organized November 12, 1999 (Date of Inception) under the laws of the State of Nevada. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 of its $0.001 par value common stock.

Note 2 - Summary of significant accounting policies

Accounting policies and procedures have not been determined except as follows:

1.  The Company uses the accrual method of accounting.

2. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

3. The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2000.

4. Earnings per share (EPS) is computed using the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock and warrants, basic and diluted EPS are the same. The Company had no dilutive common stock equivalents such as stock options as of May 31, 2000.

5. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

6. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued.

7.  The Company has adopted December 31 as its fiscal year end.

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes for the year ended September 30, 2000, due to the net loss and no state income tax in Nevada.

                            General Telephony.com, Inc.
                            (A Development Stage Company)
                                      Footnotes
                                    September 30, 2000

Note 4 - Stockholders' Equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On November 15, 1999, the Company issued 1,800,000 shares of its $.001 par value common stock for cash of $1,800.

On December 5, 1999, the Company issued 840,000 shares of its $.001 par value common stock at $.05 per share for cash of $42,000. The shares were issued pursuant to a Securities and Exchange Commission Rule 506 offering. Of the total, $840 is considered common stock, and $41,160 is considered additional paid-in capital.

On May 31, 2000, the Company issued 371,300 shares of its $.001 par value common stock at $.05 per share for cash of $18,565. The shares were issued pursuant to a Securities and Exchange Commission Rule 504 offering. Of the total, $371 is considered common stock, and $18,194 is considered additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 6 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Year 2000 issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

                                Part III

Item 1.  Index to Exhibits (Pursuant to Item 601 of Regulation SB)

The following documents are included or incorporated by reference as exhibits to this report:


EXHIBIT
  NO.                        DOCUMENT DESCRIPTION
-------  -----------------------------------------------------------------------

(3)      ARTICLES OF INCORPORATION AND BY-LAWS

  3.1    Articles of Incorporation of the Company Filed November 12, 1999 (1)

  3.2    By-Laws of the Company adopted November 18, 1999 (1)

(4)      INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

  4.1    Facsimile of specimen common stock certificate (2)

(23)     CONSENT OF EXPERTS AND COUNSEL

   23.1  Letter of Consent from G. Brad Beckstead, CPA (1)

(27)    FINANCIAL DATA SCHEDULE

   27.1   Financial Data Schedule(1)

---------------------
(1) Previously filed as an exhibit to our registration statement on Form 10-SB (the "Registration Statement"), which was filed on October 5, 2000, and incorporated herein by reference.

                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    General Telephony.com, Inc.
                                    -----------------------------
                                           (Registrant)

Dated:  April 11, 2001

By: /s/ David D. Selmon, Jr.
---------------------------------------------
        David D. Selmon, Jr.
        Chairman of the Board,
        President and Chief Executive Officer,
        Chief Financial Officer


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     General Telephony.com, Inc.
                                    -----------------------------
                                           (Registrant)

Dated:  April 11, 2001

By: /s/ Melissa Fernandez
------------------------------
        Melissa Fernandez
        Secretary and Director